Submission of Audit Report of Woori Bank

1.	Date of Submission by Deloitte Anjin LLC, Woori Bank’s independent auditor: March 12, 2014

< Consolidated Audit Report >

1. Key Earnings Figures

(Units: millions of KRW)

Item	FY 2013	FY 2012

Revenue	18,391,736	20,616,018

Operating Income	464,431	1,451,452

Income before Income Tax	517,828	1,504,574

Net Income	466,274	1,496,917

Income Attributable to	465,266	1,496,246
Controlling Interests

2. Key Financial Figures

(Units: millions of KRW)

Item	FY 2013	FY 2012

Total Assets	249,984,771	248,546,643

Total Liabilities	231,634,440	229,951,702

Total Shareholders’ Equity	18,350,331	18,594,941

Capital Stock	2,983,452	3,829,782

Shareholders’ Equity*/ Capital Stock (%)	614.8	485.3

Number of Consolidated Subsidiaries	65	64

• Excluding non-controlling interests

< Non-consolidated Audit Report >

1. Key Earnings Figures

(Units: millions of KRW)

Item	FY 2013	FY 2012

Revenue	17,546,934	20,138,800

Operating Income	344,923	1,362,259

Income before Income Tax	438,550	1,393,309

Net Income	394,333	1,391,774

2. Key Financial Figures

(Units: millions of KRW)

Item	FY 2013	FY 2012

Total Assets	243,686,166	242,667,808

Total Liabilities	225,432,122	224,173,760

Total Shareholders’ Equity	18,254,044	18,494,048

Capital Stock	2,983,452	3,829,783

Shareholders’ Equity / Capital Stock (%)	611.8	482.9

The above figures have not yet been approved by the shareholders of Woori Bank and remain subject to change.